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                             June 2, 2022

       Elon R. Musk
       Trustee
       Elon Musk Revocable Trust
       2110 Ranch Road 620 S. #341886
       Austin, TX 78734

                                                        Re: Twitter, Inc.
                                                            Schedule 13D filed
by Elon R. Musk
                                                            Filed April 5,
2022, as amended through May 25, 2022
                                                            File No. 005-87919

       Dear Mr. Musk:

               We issued comments to your legal counsel, copied below, on the above captioned filing by telephone on May 18, 2022. As of the date of this letter, we have not received a response.
       These comments remain outstanding and unresolved. Accordingly, we are re-issuing our comments below. We expect you to provide a complete, substantive response to these comments in a written letter filed on EDGAR. After reviewing your response to these comments, we may have additional comments.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release
       publicly, through the agency   s EDGAR system, all correspondence,
including this letter, relating
       to the review of your filing, consistent with the staff   s decision to
publicly release comment and
       response letters relating to disclosure filings it has reviewed.

       Schedule 13D, as amended through May 25, 2022

       Item 4 | Purpose of Transaction, page 3

   1. We note that on May 17, 2022, Elon R. Musk referred to the pending acquisition of
                                                        Twitter, Inc. and
publicly stated via his Twitter feed that "[t]his deal cannot move forward". The term
"cannot" suggests that Mr. Musk and his affiliates are exercising a legal right under the
terms of the merger agreement to suspend completion of the
                                                        acquisition of Twitter
or otherwise do not intend to complete the acquisition. Yet, we note that the Schedule 13D
has not been amended to reflect the apparent material change that has occurred to the
facts previously reported under Item 4 of Schedule 13D. Provide us with a written analysis
in support of any conclusion that an amendment is not required.
 Elon R. Musk
Elon Musk Revocable Trust
June 2, 2022
Page 2
       Include in this analysis a clear statement as to Mr. Musk's current plans or proposals with respect to the acquisition of Twitter. If a material change has occurred, then promptly amend the Schedule 13D. If any other material changes to the facts reported in your
       Schedule 13D occur in the future, you are reminded to promptly amend the
Schedule 13D
       in accordance with Rule 13d-2(a) of Regulation 13D-G.
General

2. We note that the communication made by Mr. Musk via his Twitter feed on May 17, 2022 was filed as soliciting material under the EDGAR header tag DFAN14A. Although the disclosure on the cover page of Schedule 14A indicates the solicitation was made in reliance upon Rule 14a-12, the communication itself (i.e., the Tweet) did not include the legend required by Rule 14a-12(a)(1)(ii) and referenced by the Division of Corporation
       Finance in Securities Act Rule CDI 164.02. Please advise us in a written response why
       Rule 14a-12 was identified as a basis on which to make the solicitation despite the omission of the required legend. To the extent that future solicitations are made in writing and in reliance upon Rule 14a-12, you are reminded that all such written communications also should contain the required legend.
         Please be advised that you remain responsible for the accuracy and adequacy of the disclosures in your beneficial ownership statements irrespective of our review of any of your filings.

       You may contact Ted Yu, Chief, Office of Mergers and Acquisitions, at
(202) 551-7266,
or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-
3266 with any questions regarding our comments.



                                                             Sincerely,
FirstName LastNameElon R. Musk
                                                             Division of
Corporation Finance
Comapany NameElon Musk Revocable Trust
                                                             Office of Mergers
& Acquisitions
June 2, 2022 Page 2
cc:       Mike Ringler
FirstName LastName